COLONIAL SECURITIES, INC.
(SEC File No. 8-17631)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2025 and Independent Auditors' Report

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-17631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colonial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 Bowery Suite 603
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Wong	(212) 587-3970	david.wong@colonialsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wei, Wei and Company, LLC.
(Name – if individual, state last, first, and middle name)

133-10 39th Ave	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

	2388
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Wong, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colonial Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CINDY WU
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WU5040405
Qualified in Richmond County
Commission Expires March 13, 2027

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING, 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Colonial Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colonial Securities, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Colonial Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Colonial Securities, Inc.'s management. Our responsibility is to express an opinion on Colonial Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colonial Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Colonial Securities, Inc.'s auditor since 1998.

Flushing, NY
March 31, 2026

1

COLONIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash *(Note 2)*	$	111,203
Receivable from clearing organization		131,909
Property and equipment, net *(Notes 2 and 3)*		9,447
Right-of-use asset *(Notes 2 and 4)*		91,722
Other assets		32,331
TOTAL ASSETS	**$**	**376,612**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Lease liability *(Notes 2 and 4)*	$	92,162
Accounts payable and accrued expenses		74,342
Total liabilities		166,504
COMMITMENTS AND CONTINGENCIES		-
STOCKHOLDERS' EQUITY:		
Common stock, no par value,		
Class A, voting; authorized 500 shares; issued and		
outstanding 252 shares		58,500
Class B, non-voting; authorized 500 shares; issued and		
outstanding 120 shares		26,460
Additional paid-in capital		98,000
Retained earnings		27,148
Total stockholders' equity		210,108
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**376,612**

See accompanying notes to financial statements.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

1.   **ORGANIZATION**

Colonial Securities, Inc. (the "Company") was incorporated in the State of New Jersey on December 11, 1972. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property, equipment and depreciation and amortization

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed utilizing the straight-line method for both financial reporting and income tax purposes.

The useful lives of property and equipment for purposes of computing depreciation and amortization are:

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	The lesser of the remaining useful life of the lease or the useful life of the asset

Advertising

The Company expenses advertising costs as incurred. Advertising expense charged to operations was $2,303 for the year ended December 31, 2025.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis.

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2014-09 "Revenue from Contracts with Customers" and all subsequent amendments to the ASU (collectively Accounting Standards Codification ("ASC"), ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. ASC 606 instructs entities to recognize revenue for the transfer of goods or services in an amount that reflects the consideration which the entity expects it is entitled to receive from customers in exchange for those goods or services. A customer is defined as a party that has contracted with an entity to obtain goods or services in the ordinary course of business in exchange for consideration. The following steps are applied:

1) Identify the contract(s) with a customer
2) Identify the performance obligation(s) in the contract
3) Determine the transaction price
4) Allocate the transaction price to the performance obligation(s) in the contract
5) Recognize revenue when (or as) the entity satisfies a performance obligation

The Company's revenues from contracts with its clients are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes in accordance with the FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred taxes are also recognized for operating losses that are available to offset future taxable income. A valuation allowance is established to reduce net deferred tax assets to the amount expected to be realized.

The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as interest expense in the income statement. Penalties would be recognized as a component of general and administrative expenses. The Company does not have any accruals for uncertain tax positions as of December 31, 2025. It is not anticipated that unrecognized tax positions will significantly increase within 12 months of the reporting date.

Currently, the 2022, 2023 and 2024 tax years are open and subject to examination by the taxing authorities. However, the Company is not currently under audit nor has the Company been contacted by any of the taxing authorities.

Leases

The Company determines if an arrangement is a lease at inception in accordance with FASB ASC 842. Operating leases are included in right-of-use ("ROU") assets and lease liabilities in the statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and the lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized initially at the commencement date based on the present value of future minimum lease payments over the lease term (see Note 4). The Company's ROU assets and lease liabilities may recognize options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value

FASB ASC 820, *Fair Value Measurement,* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs, other than the quoted prices included within level 1, that are observable for the asset or liability either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2025, none of the assets and liabilities were required to be reported at fair value on a recurring basis.   Carrying values of non-derivative financial instruments, including cash, receivable from clearing organization, other assets and accounts payable and accrued expenses, approximate fair value due to the short-term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2025.

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the Chief Operation Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Recent accounting pronouncements

The FASB has established the ASC as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncement are incorporated into the ASC through the issuance of ASUs.

In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income taxes (Topic 740): Improvements to Income Taxes Disclosures." This guidance requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. We adopted this guidance effective January 1, 2025 on a prospective basis. The adoption of this guidance did not have a material impact on our financial statements and related disclosures.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2025
Office equipment	$ 89,592
Furniture and fixtures	4,630
Leasehold improvements	29,480
Less: accumulated depreciation and amortization	(114,255)
	$ 9,447

COLONIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

3. PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation and amortization expense, relating to property and equipment, charged to operations for the year ended December 31, 2025 was $927.

4. RIGHT OF USE ASSET AND LEASE LIABILITY

The Company occupies office space in New York City. The lease was renewed in November 2022 and runs through November 2027 with monthly payments of approximately $4,200. There are no renewal options. The Company recorded rent expense of $56,964 including utilities and real estate taxes. The Company does not have any other lease arrangements.

In accordance with FASB (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The Company has reviewed and based the right-of-use asset and lease liability, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has a right-of-use asset as of December 31, 2025 of $91,722, and a lease liability of $92,162. The expense for the lease was $51,224 for the year ended December 31, 2025 and operating cash flow paid for the lease liability during the same period was $43,164. The present value of the lease payments utilized an effective interest rate of a small business 7(A) loan over $250,000 and repaid in less than 7 years on December 1, 2022 of 7.25%.

A reconciliation of the lease liability by minimum lease payments and discount amount by year, as of December 31, 2025, are as follows:

Year Ending December 31,		Lease Payments		Less Discount		Net Lease Liability
2026	$	52,713	$	4,374	$	48,339
2027		45,020		1,197		43,823
Total	$	97,733	$	5,571	$	92,162

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital of $50,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $168,330, which was $108,330 in excess of its required net capital. The Company's net capital ratio was 0.44 to 1.

COLONIAL SECURITIES, INC.

6. **FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK**

The Company introduces all customer transactions in securities traded on U.S. securities markets to a clearing broker firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company seeks to control the aforementioned risks by requiring customers and counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, requires the customer or counter party to deposit additional collateral, to reduce exposure, when necessary.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. As of the December 31, 2025 the Company has not experienced any material losses related to the non-performance of customers or counter parties in connection with these transactions and does not anticipate non-performance by customers and counter parties in the above situations.

7. **CREDIT RISK CONCENTRATION**

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The cash balance in each financial institution is insured by the FDIC up to $250,000. At December 31, 2025, the Company did not have cash balances in excess of the FDIC insured limit.

8. **SUBSEQUENT EVENTS**

The Company's management has performed subsequent events procedures through March 31, 2026, which is the date the financial statements were available to be issued. There were no subsequent events requiring adjustment to the financial statements or disclosures.



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
440 E HUNTINGTON DR.
STE 300
ARCADIA, CA 91006
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING, 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Colonial Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC rule 15c3-3, in which (1) Colonial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Colonial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) Colonial Securities, Inc. stated that Colonial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Colonial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Colonial Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, New York
March 31, 2026

Colonial Securities, Inc.

80 Bowery, Room 603

New York, New York, 10013

Exemption Report

December 31, 2025

Colonial Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims the exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Colonial Securities, Inc. has met the identified exemptive provision (K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended December 31, 2025 without exception.

David Wong

President

March 31, 2026